Exhibit 99.1

Brussels / 10 January 2022/ 2 :30 pm CET

Anheuser-Busch InBev Announces Redemption of USD 3.1 Billion

Brussels, 10 January 2022 — Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that its wholly-owned subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI”) is exercising its option to redeem the outstanding principal amounts indicated in the table below of the following series of notes on the dates indicated in the table below (any such date, a “Redemption Date”):

Aggregate Principal Amount Outstanding	Aggregate Principal Amount to be Redeemed	Title of Series of Notes	ISIN	Redemption Date
USD 1,470,000,000	USD 1,470,000,000	4.915% Notes due 2046 (the “2046 Notes”)	XS1351803355	1 March 2022

USD 1,633,152,000	USD 1,633,152,000	3.650% Notes due 2026 (the “2026 Notes”, and together with the 2046 Notes, the “Notes”)	US035242AP13	9 February 2022

The 2046 Notes will be redeemed in full on the relevant Redemption Date at a redemption price equal to 100% of the principal amount of the 2046 Notes, plus accrued and unpaid interest on the principal amount of the 2046 Notes to be redeemed to (but excluding) the relevant Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of January 25, 2016, by and among ABIFI, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Base Indenture”), the Eighth Supplemental Indenture thereto, dated as of January 29, 2016 (the “Eighth Supplemental Indenture”), and the terms of the 2046 Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the Base Indenture, the Eighth Supplemental Indenture and the terms of the 2046 Notes, as applicable.

The 2026 Notes will be redeemed in full on the relevant Redemption Date at a make-whole redemption price in an amount calculated by the Independent Investment Banker, and equal to the greater of (i) 100% of the principal amount of the 2026 Notes; and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the 2026 Notes to be redeemed as if the 2026 Notes matured on 1 November 2025 (not including any portion of such payments of interest accrued to the relevant Redemption Date) discounted to the relevant Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points; plus, in each case, accrued and unpaid interest on the principal amount of the 2026 Notes to be redeemed to (but excluding) the relevant Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the relevant Redemption Date. Such redemption is pursuant to the terms of the Base Indenture, the Fourth Supplemental Indenture thereto, dated as of 25 January 2016 (the “Fourth Supplemental Indenture”, and together with the Eighth Supplemental Indenture, the “Supplemental Indentures”), and the terms of the 2026 Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the Base Indenture, the Fourth Supplemental Indenture and the terms of the 2026 Notes, as applicable.

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On each applicable Redemption Date, (i) the Notes will no longer be deemed outstanding, (ii) the Redemption Price will become due and payable on the Notes and, (iii) unless ABIFI defaults in making payment of the Redemption Price, interest on the Notes called for redemption shall cease to accrue on and after the applicable Redemption Date.

The Trustee and Paying Agent are transmitting to registered holders of the Notes the notices of redemption containing information required by the Base Indenture and the Supplemental Indentures. Three Business Days prior to the Redemption Date with respect to the 2026 Notes, the Trustee will transmit to registered holders of the 2026 Notes ABIFI’s supplemental notice containing the redemption price of the 2026 Notes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Shaun Fullalove	Kate Laverge
Tel. : +1 212 573 9287	Tel. : +917 940 7421
E-mail : shaun.fullalove@ab-inbev.com	E-mail : kate.laverge@ab-inbev.com

Maria Glukhova	Ana Zenatti
Tel. : +32 16 276 888	Tel: +1 646 249 5440
E-mail : maria.glukhova@ab-inbev.com	E-mail: ana.zenatti@ab-inbev.com

Jency John	Fixed Income Investors
Tel: +1 646 746 9673	Daniel Strothe
E-mail: jency.john@ab-inbev.com	Tel: +1 646 746 9667
E-mail : daniel.strothe@ab-inbev.com

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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob ULTRA®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164,000 colleagues based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on 19 March 2021. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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